Exhibit 99.1

Canaan Inc. Reports Unaudited Third Quarter 2026 Financial Results

Received conditional “Studied Load – Firm” classification under ERCOT’s Batch Zero process for 1 GW Duval County power project

Advanced second 1 GW Texas power project, expanding development pipeline

Held 1,875 BTC in cryptocurrency treasury1at quarter-end

Reported GAAP net income of US$8.0 million and non-GAAP adjusted EBITDA of US$22.4 million

Announced new US$20 million share repurchase program under US$100 million board authorization

Singapore, November 10, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in compute and energy infrastructure, today announced its unaudited financial results for the three months ended September 30, 2026.

Third Quarter 2026 and Recent Operating and Financial Highlights

Metrics	Q3 2026 / Recent Developments	Key Takeaways
Total revenue	US$14.5 million	Near the upper end of revenue guidance
BTC produced	133 BTC	Continued bitcoin production amid challenging mining conditions
Crypto treasury	Approximately 1,875 BTC as of September 30	Long-term holdings with flexible capital allocation
Installed mining computing power (Non-JV)	Approximately 10 EH/s	Maintained installed mining capacity
All-in power cost	Approximately US$0.043/kWh	Competitive electricity cost base
Project ABC	49% interest; 4.87 EH/s installed hashrate	Generated over US$1.2 million in cash distributions to Canaan
Duval County power project	1 GW; conditional “Studied Load – Firm” classification under ERCOT Batch Zero	Achieved key grid connection milestone
Zapata County power project	Additional 1 GW project in early-stage development	Expanded large-scale power development pipeline
New Share Repurchase Program	Initial US$20 million program under US$100 million Board authorization	Reinforces commitment to shareholder value while preserving capital allocation flexibility

Nangeng Zhang, chairman, and chief executive officer of Canaan, commented, “Despite continued weakness in bitcoin mining equipment demand and intense industry pricing competition, we delivered US$14.5 million in Q3 revenue, near the upper end of our guidance range. Mining equipment sales contributed US$4.8 million, with 1.0 million TH/s of computing power sold, while our mining operations generated US$9.5 million and produced 133 bitcoins. As of September 30, 2026, our crypto treasury stood at approximately 1,875 BTC. We maintained our long-term digital asset holding strategy while adopting a more flexible capital allocation approach, selectively monetizing cryptocurrency holdings to fund share repurchases and enhance shareholder value.

Note 1: Defined as the total number of bitcoins and other cryptocurrencies owned by the Company on its Balance Sheet, including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.

“More importantly, we made tangible progress in our transformation toward energy and computing infrastructure. Our 1 GW large-load project in Duval County, Texas, received a conditional Studied Load – Firm classification under ERCOT’s Batch Zero process, marking a meaningful milestone in the grid connection process, subject to further studies and approvals. We are also advancing another 1 GW power resource project in Zapata County, Texas, which is currently in early-stage development and preparation for grid connection studies. Together, these projects reflect our growing power resource pipeline and our ability to capitalize on large-scale energy infrastructure opportunities in North America.

“Looking ahead, we remain focused on two complementary priorities: expanding our access to cost-advantaged power resources for mining and compute infrastructure, while maintaining our core mining hardware technology and bitcoin mining capabilities through disciplined, commercially driven investment. We will align future R&D, production, and mining investments with market demand and project economics, while pursuing capital-efficient partnerships in infrastructure development. Drawing on our experience in mining operations and flexible power management, we are also exploring energy-reuse applications with potential efficiency and environmental benefits. We believe these efforts position Canaan to pursue emerging opportunities at the intersection of computing and energy, with capital discipline and long-term value creation guiding our decisions.”

Jin “James” Cheng, chief financial officer of Canaan, stated, “Our Q3 performance reflected financial discipline and operational agility in a challenging market. Despite continued pricing pressure from the industry’s supply-demand imbalance, we met our revenue expectations while maintaining lean inventory and carefully managing expenditures. By aligning production with actual orders and managing existing stock, we limited inventory-related non-cash write-downs to approximately US$8.2 million, down from US$25.3 million in Q2. Our mining operations achieved a gross margin of approximately 30% before depreciation, supported by competitive electricity costs and operating efficiency. Meanwhile, the recovery in bitcoin prices toward quarter-end generated a US$51.9 million fair value gain on our cryptocurrency holdings, contributing to GAAP net income of US$8.0 million. We recognize that this non-cash gain is distinct from underlying operating performance.

“We also took concrete financial steps to support the meaningful progress in our power infrastructure development. During Q3, we provided US$50 million in restricted cash as collateral for a letter of credit supporting certain long-term infrastructure-related contractual arrangements, alongside project prepayments of approximately US$3.3 million. In October, we completed an approximately US$1.1 million power-related land purchase in the United States. These investments reflect our transition from early-stage resource evaluation toward tangible project development, while we continue to carefully manage capital commitments and project risks.

“Looking ahead, we will maintain a disciplined approach to operating expenses, R&D spending, and capital allocation. Our priority is to support Canaan’s strategic transformation through capital-efficient development models and partnerships, while balancing liquidity needs, investments with attractive long-term economics, and shareholder returns. Our new US$20 million share repurchase program, launched under the Board’s US$100 million authorization approved on November 6, 2026, reflects our confidence in Canaan’s strategic transformation and long-term prospects, as well as our commitment to enhancing shareholder value while maintaining financial flexibility.”

Third Quarter 2026 Financial Results

Total revenues in the third quarter of 2026 were US$14.5 million, compared to US$31.9 million in the second quarter of 2026 and US$150.5 million in the same period of 2025. Total revenues consisted of US$4.8 million in products revenue, US$9.5 million in mining revenue, and US$0.3 million in other revenues.

Products revenue in the third quarter of 2026 was US$4.8 million, compared to US$13.6 million in the second quarter of 2026 and US$118.6 million in the same period of 2025. The sequential and year-over-year decreases were mainly due to the decreased computing power sold and average selling price, resulting from the weaker overall market demand.

Mining revenue in the third quarter of 2026 was US$9.5 million, compared to US$17.7 million in the second quarter of 2026 and US$30.6 million in the same period of 2025. The sequential decrease was mainly due to the decrease in the energized computing power. The year-over-year decrease was mainly due to the decrease in the average bitcoin price and energized computing power.

Cost of revenues in the third quarter of 2026 was US$23.2 million, compared to US$61.2 million in the second quarter of 2026 and US$133.9 million in the same period of 2025.

Products costs in the third quarter of 2026 were US$13.6 million, compared to US$40.3 million in the second quarter of 2026 and US$98.7 million in the same period of 2025. The sequential and year-over-year decreases were consistent with the decrease in computing power sold. The inventory write-down, prepayment write-down, and provision for reserve for inventory purchase commitments accrued for this quarter were US$8.2 million, compared to the inventory write-down, prepayment write-down, and provision for reserve for inventory purchase commitments amounting to US$25.3 million for the second quarter of 2026 and the inventory write-down of US$1.3 million for the same period of 2025. Products costs consist of direct production costs of mining machines, and indirect costs related to production, as well as inventory write-down, prepayment write-down, and provision for reserve for inventory purchase commitments.

Mining costs in the third quarter of 2026 were US$9.3 million, compared to US$20.4 million in the second quarter of 2026 and US$34.1 million in the same period of 2025. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential and year-over-year decreases were mainly due to the decreased energized computing power. The depreciation in this quarter for deployed mining machines was US$2.7 million, compared to US$6.3 million in the second quarter of 2026 and US$11.8 million in the same period of 2025.

Gross loss in the third quarter of 2026 was US$8.6 million, compared to a gross loss of US$29.3 million in the second quarter of 2026 and a gross profit of US$16.6 million in the same period of 2025.

Total operating expenses in the third quarter of 2026 were US$34.2 million, compared to US$40.1 million in the second quarter of 2026 and US$40.5 million in the same period of 2025.

Research and development expenses in the third quarter of 2026 were US$13.1 million, compared to US$14.9 million in the second quarter of 2026 and US$16.3 million in the same period of 2025. The sequential decrease was mainly due to a decrease of US$1.6 million in staff costs. The year-over-year decrease was mainly due to a decrease of US$5.5 million in staff costs, partially offset by an increase of US$3.5 million in research and development expenditure. Research and development expenses in the third quarter of 2026 also included share-based compensation expenses of US$0.5 million.

Sales and marketing expenses in the third quarter of 2026 were US$1.9 million, compared to US$1.9 million in the second quarter of 2026 and US$5.1 million in the same period of 2025. Sales and marketing expenses remained stable sequentially. The year-over-year decrease was mainly attributable to a decrease of US$2.9 million in staff costs. Sales and marketing expenses in the third quarter of 2026 also included share-based compensation expenses of US$47 thousand.

General and administrative expenses in the third quarter of 2026 were US$14.1 million, compared to US$15.1 million in the second quarter of 2026 and US$17.9 million in the same period of 2025. The sequential decrease was mainly due to a decrease of US$2.8 million in credit loss expenses, partially offset by an increase of US$1.2 million in professional service fees and an increase of US$0.5 million in staff costs. The year-over-year decrease was mainly due to a decrease of US$2.4 million in staff costs and a decrease of US$1.2 million in professional service fees. General and administrative expenses in the third quarter of 2026 also included share-based compensation expenses of US$3.8 million.

Impairment on property, equipment and software in the third quarter of 2026 was US$5.7 million, compared to US$9.2 million in the second quarter of 2026 and US$1.2 million in the same period of 2025.

Loss from operations in the third quarter of 2026 was US$42.9 million, compared to US$69.5 million in the second quarter of 2026 and US$23.9 million in the same period of 2025.

Change in fair value of cryptocurrency and Change in fair value of financial derivatives in the third quarter of 2026 were a gain of US$20.1 million and a gain of US$31.9 million, respectively, compared to a loss of US$9.3 million and a loss of US$8.9 million in the second quarter of 2026, and a gain of US$1.7 million and a gain of US$3.9 million in the third quarter of 2025, respectively. The gains were mainly due to the increased bitcoin price on September 30, 2026, compared to the bitcoin price on June 30, 2026.

Foreign exchange losses, net in the third quarter of 2026 were US$2.0 million, compared to US$3.0 million in the second quarter of 2026 and US$1.8 million in the same period of 2025, respectively.

Income (loss) before income tax expense in the third quarter of 2026 was an income of US$6.4 million, compared to a loss of US$92.2 million in the second quarter of 2026 and a loss of US$27.2 million in the same period of 2025.

Equity in gains (losses) of equity investees in the third quarter of 2026 was a gain of US$1.6 million, compared to a loss of US$4.1 million in the second quarter of 2026 and nil in the same period of 2025.

Net income (loss) in the third quarter of 2026 was an income of US$8.0 million, compared to a loss of US$97.6 million in the second quarter of 2026 and a loss of US$27.7 million in the same period of 2025.

Non-GAAP adjusted EBITDA in the third quarter of 2026 was a gain of US$22.4 million, as compared to a loss of US$74.9 million in the second quarter of 2026 and a gain of US$2.8 million in the same period of 2025. For further information, please refer to "Use of Non-GAAP Financial Measures" in this press release.

Foreign currency translation adjustment, net of nil tax, in the third quarter of 2026 was a gain of US$2.2 million, compared to a gain of US$3.8 million in the second quarter of 2026 and a loss of US$0.6 million in the same period of 2025, respectively.

Basic and diluted net income per American depositary share (“ADS”) in the third quarter of 2026 was US$0.01. In comparison, basic and diluted net loss per ADS in the second quarter of 2026 was US$0.13, while basic and diluted net loss per ADS in the same period of 2025 was US$0.05. Each ADS represents 15 of the Company's Class A ordinary shares.

As of September 30, 2026, the Company held Cryptocurrency assets with a fair value of US$43.7 million and Cryptocurrency receivable with an aggregate fair value of US$114.2 million, respectively. Cryptocurrency assets primarily consist of 517.5 bitcoins owned by the Company. Cryptocurrency receivable consists of 1,258 bitcoins pledged for secured term loans and 100 bitcoins transferred to a fixed-term product. The classification of cryptocurrency receivable as current assets is consistent with the corresponding secured term loans. As of September 30, 2026, the Company held a total of 1,875.5 bitcoins.

As of September 30, 2026, the Company had cash and restricted cash of US$72.8 million in aggregate, compared to US$80.8 million as of December 31, 2025.

Investment in equity investees as of September 30, 2026, was US$11.9 million.

ADSs Outstanding

As of September 30, 2026, the Company had a total of 690,594,191 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Land Acquisition to Support Power Infrastructure Development

In October 2026, the Company completed the acquisition of a parcel of land in the United States for approximately US$1.1 million. This acquisition represents a significant step in advancing Canaan’s long-term power and compute infrastructure strategy, laying the groundwork for potential future development. The Company will continue to evaluate development opportunities based on power availability, project economics, and applicable regulatory requirements.

New US$20 Million Share Repurchase Program Under US$100 Million Board Authorization

On November 6, 2026, the Company’s board of directors approved a new share repurchase authorization of up to US$100 million over a 12-month period from November 6, 2026. Under this authorization, the Company is launching an initial share repurchase program of up to US$20 million of its outstanding ADSs or Class A ordinary shares, while retaining the flexibility to pursue additional repurchases within the overall authorized amount.

Management believes that Canaan’s current market valuation does not fully reflect its long-term potential and views share repurchases as an important capital allocation priority. As additional funds become available, the Company intends to pursue share repurchases more actively, while ensuring sufficient liquidity for ongoing operations and committed projects. Repurchases may be made from time to time through open-market transactions, privately negotiated transactions or other legally permissible means, subject to market conditions, applicable regulatory requirements and the Company’s capital allocation priorities. The program reflects management’s confidence in Canaan’s strategic transformation and long-term prospects, as well as its commitment to disciplined capital allocation and enhancing shareholder value.

Planned ADS Ratio Change

The Company plans to implement a change in the ratio of its ADSs to Class A ordinary shares from one ADS representing 15 Class A ordinary shares to one ADS representing 375 Class A ordinary shares, equivalent to a 1-for-25 reverse ADS split, under which every 25 existing ADSs would be consolidated into one new ADS. The Company anticipates that the change in the ADS ratio will be effective on or about December 4, 2026 (U.S. Eastern Time) (the “Effective Date”).

The proposed adjustment is intended to support the Company’s efforts to regain compliance with Nasdaq’s minimum bid price requirement and potentially broaden its institutional investor base by addressing certain share price-related investment restrictions. The change would not affect the Company’s underlying ordinary shares outstanding or shareholders’ proportional ownership interests, except for adjustments related to fractional ADSs. Further implementation details will be announced in due course.

Business Outlook

For the fourth quarter of 2026, the Company expects total revenues to be in the range of US$18 million to US$22 million, reflecting the near-term market conditions and evolving customer dynamics, which are subject to change.

The Company will continue to closely monitor the global policy environment and market developments, and may revise or update its outlook as appropriate, based on future clarity and business visibility.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on November 10, 2026 (or 9:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Third Quarter 2026 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI3786c71c17e04a02bfe9acd7b5c61636

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN) is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan’s founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan's business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax (benefit) expenses, interest income, interest expense, depreciation and amortization expenses, share-based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments other than derivatives and excess of fair value of convertible preferred shares. The Company believes that the non-GAAP financial measures provide useful information about the Company's results of operations, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Media Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2025	2026
	USD	USD
ASSETS
Current assets:
Cash	80,778	22,806
Restricted cash	-	50,000
Accounts receivable, net	19,290	948
Inventories	180,816	119,101
Prepayments and other current assets	99,243	82,139
Cryptocurrency receivable, current	52,699	97,384
Held-for-sale assets, current	464	695
Total current assets	433,290	373,073
Non-current assets:
Cryptocurrency	83,339	43,700
Cryptocurrency receivable, non-current	35,133	16,819
Investment in equity investees	-	11,865
Property, equipment and software, net	44,028	16,195
Intangible asset	689	530
Operating lease right-of-use assets	2,880	1,673
Deferred tax assets	191	200
Other non-current assets	489	3,840
Non-current financial investment	2,845	1,000
Total non-current assets	169,594	95,822
Total assets	602,884	468,895
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	28,515	60,125
Accounts payable	25,600	17,616
Contract liabilities	9,317	6,128
Income tax payable	11,403	12,210
Accrued liabilities and other current liabilities	54,548	52,021
Operating lease liabilities, current	1,706	1,025
Total current liabilities	131,089	149,125
Non-current liabilities:
Long-term loans	23,731	8,266
Operating lease liabilities, non-current	948	316
Deferred tax liability	117	90
Other non-current liabilities	9,631	9,665
Total liabilities	165,516	167,462
Shareholders’ equity:
Class A Ordinary shares (US$0.00000005 par value; 999,643,050,556 authorized, 10,431,482,973 and 11,237,922,873 shares issued, 9,703,445,043 and 10,414,125,134 shares outstanding as of December 31, 2025 and September 30, 2026, respectively)	1	1
Class B Ordinary shares (US$0.00000005 par value; 356,624,444 shares authorized, 311,624,444 shares issued and 311,624,444 outstanding as of December 31, 2025 and September 30, 2026)	-	-
Treasury stocks (US$0.00000005 par value; 366,981,615 and 485,684,854 shares as of December 31, 2025 and September 30, 2026, respectively)	(37,172)	(22,481)
Additional paid-in capital	1,177,057	1,193,572
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(56,653)	(45,399)
Accumulated deficit	(660,757)	(839,152)
Total shareholders’ equity	437,368	301,433
Total liabilities and shareholders’ equity	602,884	468,895

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	September 30, 2025	June 30, 2026	September 30, 2026
	USD	USD	USD
Revenues
Products revenue	118,609	13,630	4,817
Mining revenue	30,552	17,657	9,465
Other revenues	1,315	575	261
Total revenues	150,476	31,862	14,543
Cost of revenues
Product cost	(98,740)	(40,277)	(13,551)
Mining cost	(34,064)	(20,388)	(9,330)
Other cost	(1,049)	(530)	(290)
Total cost of revenues	(133,853)	(61,195)	(23,171)
Gross profit (loss)	16,623	(29,333)	(8,628)
Operating expenses:
Research and development expenses	(16,336)	(14,865)	(13,073)
Sales and marketing expenses	(5,074)	(1,909)	(1,850)
General and administrative expenses	(17,929)	(15,080)	(14,137)
Impairment on property and equipment	(1,194)	(9,220)	(5,723)
Gain on disposal of property, equipment and software	-	950	535
Total operating expenses	(40,533)	(40,124)	(34,248)
Loss from operations	(23,910)	(69,457)	(42,876)
Interest expense, net	(309)	(492)	(740)
Change in fair value of cryptocurrency	1,717	(9,298)	20,084
Change in fair value of financial instruments other than derivatives	(9,458)	-	-
Change in fair value of financial derivatives	3,941	(8,908)	31,854
Foreign exchange losses, net	(1,808)	(3,040)	(2,005)
Other income (loss), net	2,579	(1,002)	97
Income (loss) before income tax expenses	(27,248)	(92,197)	6,414
Income tax expense	(495)	(1,263)	(92)
Equity in gains (losses) of equity investees	-	(4,147)	1,638
Net income (loss)	(27,743)	(97,607)	7,960
Foreign currency translation adjustment, net of nil tax	(649)	3,839	2,233
Total comprehensive income (loss)	(28,392)	(93,768)	10,193
Weighted average number of shares used in per share calculation:
— Basic	7,787,752,699	10,847,269,108	10,801,503,207
— Diluted	7,787,752,699	10,847,269,108	10,801,503,207
Net income (loss) per share (cent per share)
— Basic	(0.36)	(0.90)	0.07
— Diluted	(0.36)	(0.90)	0.07
Share-based compensation expenses were included in:
Cost of revenues	91	86	58
Research and development expenses	975	620	470
Sales and marketing expenses	67	29	47
General and administrative expenses	3,999	3,808	3,770

The table below sets forth a reconciliation of net loss to non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	September 30, 2025	June 30, 2026	September 30, 2026
	USD	USD	USD
Net income (loss)	(27,743)	(97,607)	7,960
Income tax expense	495	1,263	92
Interest expense, net	309	492	740
EBIT	(26,939)	(95,852)	8,792
Depreciation and amortization expenses	13,965	7,193	3,585
EBITDA	(12,974)	(88,659)	12,377
Share-based compensation expenses	5,132	4,543	4,345
Impairment on property, equipment and software	1,194	9,220	5,723
Change in fair value of financial instruments other than derivatives	9,458	-	-
Non-GAAP adjusted EBITDA	2,810	(74,896)	22,445